Exhibit 1

Level 18, 275 Kent Street Sydney, NSW, 2000 7 APRIL 2021 APRA approves Westpac’s Integrated Plan to address risk governance Westpac confirms that the Australian Prudential Regulation Authority (APRA) has approved its Integrated Plan developed in response to the Enforceable Undertaking (EU). Under the terms of the EU, entered into on 3 December 2020, Westpac was required to submit for APRA approval a detailed integrated plan outlining all major remediation activities related to risk governance. The plan was also required to have clear timelines and specify who is accountable for delivery. The Integrated Plan outlines commitments designed to strengthen all aspects of Westpac’s risk governance across both financial and non-financial risk. A requirement of the EU is that the Integrated Plan is independently assured. Westpac has appointed Promontory Australasia to provide quarterly assurance and we intend to release their reports bi-annually, with the first report (for the period up to 1 March 2021) released today. In its report, Promontory acknowledged the completeness of Westpac’s Integrated Plan, as it expands on its existing Customer Outcomes and Risk Excellence (CORE) Program, and noted that appropriate governance and accountability structures are in place to support effective implementation of the Plan. Westpac Group CEO, Peter King, said: “Our Integrated Plan outlines a comprehensive program of work to ensure the bank’s risk culture and risk governance meet the high standards expected of us. “We have made progress on improving our management of risk over the past 12 months, however there is much more work to do to ensure sustainable change. “The implementation of our Integrated Plan is a critical part of delivering on our Fix, Simplify, Perform strategic priorities and is one of my top focus areas.” An overview of the CORE Program and Promontory’s first report can be found at www.westpac.com.au/about-westpac/media/core/ Level 18, 275 Kent Street Sydney, NSW, 2000

For further information: David Lording Andrew Bowden Group Head of Media Relations Head of Investor Relations 0419 683 411 0438 284 863 This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.